Exhibit 3.2

CERTIFICATE OF AMENDMENT TO THE
THIRD AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
SIGILON THERAPEUTICS, INC.

(Pursuant to Section 242 of the
General Corporation Law of the State of Delaware)

Sigilon Therapeutics, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “DGCL”),

DOES HEREBY CERTIFY:

FIRST:                                                      That the name of this corporation is Sigilon Therapeutics, Inc.; that the Corporation was originally incorporated pursuant to the DGCL on May 14, 2015 under the name VL36, Inc.; that such Certificate of Incorporation was amended and restated in its entirety pursuant to a Second Amended and Restated Certificate of Incorporation that was filed with the Delaware Secretary of State on April 2, 2018; that Certificates of Amendment to the Second Amended and Restated Certificate of Incorporation were filed with the Delaware Secretary of State on October 19, 2018 and May 24, 2019; and that a Third Amended and Restated Certificate of Incorporation of this corporation was previously filed with the Delaware Secretary of State on August 22, 2019.

SECOND:                                       That the board of directors of this corporation duly adopted resolutions proposing to amend the Certificate of Incorporation of this corporation, declaring said amendment to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution proposed that:

1.              The first sentence of Article Fourth of the Third Amended and Restated Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

“The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 60,908,334 shares of common stock, $0.001 par value per share (the “Common Stock”), and (ii) 36,444,335 shares of preferred stock, $0.001 par value per share (the “Preferred Stock”).”

2.              The first sentence of Section B of Article Fourth of the Third Amended and Restated Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

“Of the authorized Preferred Stock, 10,286,000 shares have been designated Series A Preferred Stock, $0.001 par value per share (the “Series A Preferred Stock”), 9,250,001 shares have been designated

Series A-1 Preferred Stock, $0.001 par value per share (the “Series A-1 Preferred Stock”), 3,500,000 shares have been designated Series A-3 Preferred Stock, $0.001 par value per share (the “Series A-3 Preferred Stock”) and 13,408,334 shares have been designated Series B Preferred Stock, $0.001 par value per share (the “Series B Preferred Stock”), each of such series with the rights, preferences, powers, privileges and restrictions, qualifications and limitations set forth in this Certificate of Incorporation.”

*     *     *

THIRD:                                                  That the foregoing amendment was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the DGCL.

FOURTH:                                     That this amendment to this corporation’s Third Amended and Restated Certificate of Incorporation, has been duly adopted in accordance with Sections 242 of the DGCL.

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IN WITNESS WHEREOF, this amendment to this corporation’s Third Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 14th day of February, 2020.

By:	/s/ Rogerio Vivaldi Coelho
Name:	Rogerio Vivaldi Coelho
Title:	President and Chief Executive Officer

[Signature Page to Charter Amendment]